June 10, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Attention: Heather Clark and Jean Yu
100 F Street, NE
Washington, D.C. 20549

Re: Shoals Technologies Group, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 11, 2022
File No. 001-39942

Ladies and Gentlemen,

On behalf of Shoals Technologies Group, Inc. (the “Company,” “we,” or “our”), this letter responds to the comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its letter dated June 6, 2022 regarding our Annual Report on Form 10-K for the year ended December 31, 2021. The comment from the Staff is set forth below, followed by our response.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS), page
50

1.We note that your reconciliation on page 52 for Adjusted Net Income is inconsistent with your definition of Adjusted Net Income on page 50. In this regard, we note your reconciliation begins with Net Income attributable to Shoals Technologies Group, Inc. Please revise your non-GAAP disclosure and presentation to fix the discrepancy.

Company Response: The Company respectfully acknowledges the Staff’s comment and in future filings in which it includes the non-GAAP metric Adjusted Net Income, the Company’s definition of Adjusted Net Income will be consistent with the reconciliation of Adjusted Net Income.

Set forth below is an example of the disclosure the Company will provide on a go-forward basis. Bolded text has been added to, and ~~struck through~~ text has been deleted from, the definition of Adjusted Net Income, which originally appeared on page 50 of the Form 10-K for the Year Ended December 31, 2021.

We define Adjusted Net Income as net income ~~(loss)~~ attributable to Shoals Technologies Group, Inc. plus (i) net income impact from pro forma conversion of Class B common stock to Class A common stock, (ii) amortization of intangibles, (iii) payable pursuant to the tax receivable agreement adjustment, (iv~~ii~~) loss on debt repayment, (~~i~~v) amortization of deferred financing costs, (vi) equity-based compensation, (vii) acquisition-related expenses, (viii) COVID-19 expenses and (~~viii~~ix) non-recurring and other expenses, all net of applicable income taxes.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact Sarah Brooks Gabriel (tel: (312) 860-3387, email sarah.gabriel@kirkland.com) of Kirkland & Ellis LLP, our outside corporate and securities counsel.

SEC Response Letter
June 10, 2022

Sincerely,

/s/ Kevin Hubbard
Kevin Hubbard
Interim Chief Financial Officer

cc:
Mehgan Peetz
General Counsel and Corporate Secretary
Shoals Technologies Group, Inc.